116025 4

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02016592

REGISTRANT'S NAME Agenix Limited

*CURRENT ADDRESS Level 9 123 Epping Road
North Ryde
New South Wales 2113
Australia

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5258/82-34639 FISCAL YEAR ended 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 2/12/02



ANNUAL REPORT 2001

AGENIX

AGENIX LIMITED

Contents






MILTON
InfaCare
MILTON
InfaCare
MILTON
InfaCare
MILTON
InfaCare
MILTON
InfaCare



Corporate Profile

Agenix Limited (ASX:AGX) is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN and Milton Pharmaceuticals.

Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology Thromboview™ blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the US$3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries.

Chairman & CEO Statement

It is with much pleasure and growing expectations that we present to you this report on the operations of Agenix Limited. Many companies begin their life based on an idea and enthusiasm. Agenix is no different. Over time the company begins to assume its own identity and then changes this identity to meet the needs of the changing environments in which it exists. For those investors that have been with Agenix during the past and seen the changes that have occurred, we would like to thank you for your patience and support. For those who have joined us recently we invite you to stay and promise that we will use our best endeavours to reward your trust. Agenix must continue to evolve and we will manage this process to bring about the true value that exists within the company.



2000/2001 financial year was a watershed year for the Agenix group. While it saw many changes it also saw consolidation and first steps towards fulfilment of the plans spoken of at the end of last financial year. Key to the ongoing success of the company were the appointments of a Chief Financial Officer and a Chief Executive Officer. Jeff Carter joined in December 2000 and Donald Home commenced his duties on July 1 this year. We wish to thank Jeff Carter and the General Managers of AGEN, Russell Richards, Milton Pharmaceuticals, Gary Bird and Industrial Biosystems, Dr Robert Dunlop, for beginning the process of change that will see Agenix transform itself into a significantly more competitive organisation that will provide an exciting platform for growth.

Financially, the company results were extremely pleasing and demonstrate that the group has been able to grow its respective businesses while maintaining responsible fiscal controls. This is something that we will continue to focus on as we move forward. The detailed financials are available later in this annual report, however in summary the company's financial results were:

	Fiscal Year	% Growth over 1999/2000
Revenue	$29.4 Million	8 %
Net Profit	$4.2 Million	22 %
EPS (on a diluted basis)	3.12 cents	17 %

Each of the individual organisations will provide details in the "Review of Operations" section, however we would like to touch on three significant milestones that are worth mentioning:

> In February this year AGEN announced the results of animal trials with Thromboview™. This trial demonstrated that Thromboview™ could accurately detect clots *in vivo* and that this technology could have a significant impact on the management of patients with either deep vein thrombosis or pulmonary embolism.


genix must continue
to evo
manage
bring about
value that
with
the company

> Also in February, Biotech Pharmaceuticals announced that it had purchased the existing sales and distribution rights to several Milton products and the rights to use the Milton brand name in Australia, New Zealand and 10 countries in South East Asia. Management is confident it will demonstrate the wisdom and true benefit of this purchase over the next few years.

> In April this year, Industrial Biosystems completed the development of the B230 product and, with our Indian partner Advanced Biochemicals Limited, launched a commercial product - SeBrite BB.

These events are part of the key to the ongoing growth plans of Agenix.

The Company's Vision

Agenix in the future will be a business built around the need to service an important health concern that currently is under serviced - the acute phase diagnosis and treatment of thrombosis, or clots. The key products that are needed to service this market are:

- Rapid screening test to identify patients with clots
- Laboratory confirmatory test, such as D-dimer
- *In-vivo* imaging agent such as Thromboview™
- Acute phase therapeutic

To service this market Agenix will need to spend considerable amounts of money in research, development, clinical trials and registrations. The company has options available to enable it to proceed down this pathway. They include raising capital in the financial markets, forming a joint venture or using cash flow from the existing businesses. The first major program that will require this level of spending is the Thromboview™ product clinical trials. Agenix has determined that it is within our capability to fund this and therefore has decided to proceed in the immediate future with using cash flow to fund Thromboview™. In the future we may need to increase our spending in these areas and we will continually evaluate our finances, options and requirements. It is our intent to maximise the value of the company and we believe that to do this Agenix needs to continue to pursue these programs without a major partner in the short term. The value of these programs to the marketplace grows considerably as they near market launch. Management will potentially look for a sales and marketing partner in 2004 or 2005 as Thromboview™ approaches that milestone.

Agenix has already commenced the search to identify and evaluate potential therapeutic compounds that could be used as part of our strategy to service the acute phase thrombosis market. The cost of purchasing a therapeutic compound in late stage development can be expensive. Agenix will alternatively seek to license compounds that are at an earlier stage of development although these come with increased risk of failure. Management will employ extensive due diligence to bring a product to market that will complete our product portfolio. The development,



clinical trials and approval phase of a therapeutic is longer than for a diagnostic product and we do not anticipate a product on market until 2008 at the earliest. This timing does, however, allow us to again fund the development, clinical trials and registration through the profits derived from the sales of Thromboview™. The existing businesses of AGEN and Milton Pharmaceuticals will continue to fund both our internal research efforts as well as our external developments.

We believe the staff of Agenix can see the direction in which the company is heading and understand the role that each will play in building this organisation of the future. We wish to thank them for their commitment and support over the past year and look forward to sharing the realisation of our vision in the future.

In summary, 2000/2001 has been a year of change and consolidation for the group, and has been instrumental in setting the direction for the future. 2002/2003 will be a year of increased growth and further investment in our future and we can look forward to it with great anticipation and enthusiasm.

Ravindran Govindan
Executive Chairman

Donald Home
Chief Executive Officer

24 September 2001

Group Structure



Milton Pharmaceuticals Pty Ltd
(Pharmaceuticals)
(100% owned)
AGEN Limited
(Medical Diagnostics)
(100% owned)
AGENIX Limited
Industrial BioSystems Pty Ltd
(B230 R&D)
(100% owned)
PhytoProtein Biotech Pte Ltd
(Antigens/Vaccines)
(31% owned)
Jemaka Pty Ltd
(Molecular Biology)
(100% owned)

Financial Highlights Years Ended 30 June

	1999 ($'000)	2000 ($'000)	2001 ($'000)
Revenue	**18,894**	**27,227**	**29,407**
growth		*44%*	*8%*
Profit Before Tax	**1,074**	**382**	**3,836**
growth		*-64%*	*904%*
percent of revenue	5.7%	1.4%	13.0%
Profit After Tax	1,074	3,434	4,172
growth		*220%*	*21%*
percent of revenue	5.7%	12.6%	14.2%
Earnings Before Interest and Tax	**1,419**	**949**	**4,287**
growth		*-33%*	*352%*
percent of revenue	7.5%	3.5%	14.6%
Earnings Before Interest, Tax, Depreciation and Amortisation	**2,197**	**2,409**	**5,866**
growth		*10%*	*144%*
percent of revenue	11.6%	8.8%	19.9%
Research & Development Costs	2,225	1,599	2,409
growth		*-28%*	*51%*
percent of revenue	11.8%	5.9%	8.2%
Net Tangible Assets	10,752	14,306	23,691
NTA per share (cents)	9.4	12.1	15.4
Shareholder Funds	15,422	21,650	34,385
Profit Before Tax/Shareholder Funds	**7.0%**	**1.8%**	**11.2%**
Earnings Per Share - undiluted	0.98	2.96	3.12
growth		*202%*	*5.4%*
Earnings Per Share - diluted	**0.94**	**2.67**	**3.12**
growth		*184%*	*16.9%*

Footnotes:

1. *The revenue growth in 1999/2000 was primarily due to the combination of Biotech Pharmaceuticals with Willie Laboratories.*
2. *The major uplift in profit after tax in 2000 was primarily due to tax effecting tax losses that previously had not been brought to account.*
3. *The substantial increase in profit after tax in 2001 was primarily due to the increase in earnings in AGEN.*
4. *Earnings per share calculations are as defined for the ASX listing rules.*


2001
2000
1999

Board of Directors









From left to right

Ravindran Govindan
Executive Chairman

Mark Carnegie
Non-Executive Director

Katherine Woodthorpe
Non-Executive Director

FF Wong (Fong Fui Wong)
Non-Executive Director

Management Team



Donald Home
Chief Executive Officer
Agenix Limited



Jeff Carter
Chief Financial Officer
Agenix Limited



Russell Richards
General Manager
AGEN Limited



Gary Bird
General Manager
Milton Pharmaceuticals Pty Ltd



Dr Robert Dunlop
General Manager
Industrial BioSystems Pty Ltd

AGEN

AGEN Limited, a 100% subsidiary based in the Brisbane suburb of Acacia Ridge in Queensland, is focused on advanced technology for diagnosis and treatment of blood clot conditions in humans and infectious diseases in companion animals.

The past year saw AGEN achieve record sales in traditional diagnostic markets. Sales were 16% higher to $16.8 million, while pre-tax profits were up 79% to $5.4 million.

The company also made good progress with development of Thromboview™, the blood clot radioimaging antibody reagent. Company researchers have had AGEN's 3B6 antibody successfully humanized to remove the possibility of anti-mouse reactions in human patients. This is considered to be a crucial aspect of the product's development. Phase 1 human trials for Thromboview™ are due to commence next calendar year.

AGEN pursues both production and research at Acacia Ridge, which also incorporates marketing and sales offices. As a reflection of our commitment to the highest standards, AGEN's manufacturing facilities are accredited by the US Food and Drug Administration, the Australian Therapeutic Goods Administration and under the international quality standard of ISO9001.

Current Human Diagnostic Products

Historically, AGEN's human business focuses on diagnosing blood clots and related disorders. Current diagnostic test kits are marketed under the SimpliRED™, Dimertest® and Simplify™ D-dimer brands, which incorporate AGEN's patented (3B6) D-dimer clot-specific monoclonal antibody. The detection of blood clots with these test kits is crucial for the diagnosis of life-threatening conditions including Deep Vein Thrombosis (clots in legs) and Pulmonary Embolism (clots in lungs).

Last year, sales of diagnostic products for humans was up $0.96 million to $7.8 million.

The D-dimer testing market is currently estimated at US$ 60 million (A$ 115 million) and continues to grow in line with the recognition of the need for improved management of blood clot disorders. AGEN will maintain a strong position in this market, alongside the development of its manual D-dimer tests into automated equipment. Last year, solid progress was made in this area, with sales from automated formats of $1 million. We expect this to increase with increased market penetration.

The company will continue efforts to realise the potential business opportunity for new D-dimer formats and companion analytes.

The company continues to pursue the successful strategy of distribution through large specialist hemostasis distributors in North America and Europe, in conjunction with smaller country-specific outlets. AGEN is increasing its control over sales and marketing directions for products in Australia, New Zealand and Asia, while expanding sales of complementary third party products.

Current Animal Diagnostic Products

AGEN's veterinary diagnostic range for infectious disease in cats and dogs continues to grow. AGEN developed the kits for veterinary disease diagnostics in collaboration with Synbiotics Corporation, a USA-headquartered specialist veterinary diagnostics company. AGEN distributes the range of products throughout the Asia Pacific region.

Last year, sales of diagnostic products for animals was up $1.3 million to $8.3 million.

The launch in Australia and the USA of AGEN's Canine D-dimer test for blood clot disorders in dogs was well received by veterinarians. This is a developing market and although current sales are small there is good potential for the future.


Nina's Story
February 1998 : 32 years old, healthy, fit skier.
Ski holiday-fracture to left fibula, long haul flight back to Australia from Canada.
A year later : Old blood clot at fracture site diagnosed in left leg, new clot in right leg. Treated with long term anticoagulant therapy and compression stockings for two years minimum.
Thrombosis ~ early diagnosis ~ for a better prognosis.



Importantly, AGEN's North American sales of A$4.3 million represented approximately 20% of the market for in-clinic companion animal testing. While this represents a healthy share of the market, your company is aiming to increase its percentage in the future. AGEN's share of the smaller Australasian market is closer to 70%.

Licensing

AGEN continues to actively pursue licence agreements with overseas companies and we are pleased to report that last year's revenue was boosted by successful licence agreements with Biopool Ltd and Diagnostica Stago for D-dimer. AGEN plans to development further its licensing positions in the coming year, and expects more than $1 million revenue from licensing in 2001 - 2002.

Research and Development

The past year has seen renewed emphasis and greater resources placed in AGEN's research and development, with ongoing development building value in the current diagnostic product range and greater resources being put into the company's *in-vivo* imaging and therapeutic projects.

To meet the technical needs of this commitment to high-value research projects, the company has employed additional PhDs with expertise in new diagnostic technology, molecular biology and cell fermentation technologies.

External research connections have also been strengthened with associations with university projects in Australia, Singapore and the USA.

Thromboview™, the blood clot radioimaging antibody reagent, has become a project with enormous commercial potential for AGEN and has attracted considerable international interests. The successful humanization of AGEN's 3B6 antibody to remove the possibility of anti-mouse reactions in human patients was undertaken by the Scottish biotechnology company, Biovation. The clones generated by Biovation were found to produce humanized 3B6 in good yields. The evaluation by the University of California San Diego was positive, with demonstrations in animals yielding high quality images of small blood clots in lungs. Such clots are not able to be seen by current alternative technologies.

Phase I human trials for Thromboview™ are due to commence in 2002. A project team is in place with Kendle, the external contract research organisation, to manage the preparation for the trials. The clinical trials will be held in at least two Australian sites and led by principal investigators Dr Andrew Scott of Melbourne's Ludwig Institute and Dr David Macfarlane of the Royal Brisbane Hospital.

Thromboview™ has a strong market opportunity, manageable clinical trials in terms of both cost and timing, and low risk of safety and technical issues.

The past year has seen renewed emphasis and greater resources placed in AGEN's research and development, with ongoing development building value in the current diagnostic product range and greater resources being put into the company's *in-vivo* imaging and therapeutic projects.


AGEN
AGEN
AUTO DIMERTEST®
MICRO

Milton Pharmaceuticals

The year saw major positive changes to Agenix's pharmaceutical manufacturing arm, which is based at Carole Park in Brisbane, Queensland.

The Milton brand name was acquired from Procter & Gamble Australia in March 2001 and is incorporated in Milton Australia Pty Ltd, to reflect Milton's excellent worldwide name and potential.


MILTON
InfaCare
MILTON
InfaCare
MILTON
InfaCare
MILTON
InfaCare
MILTON
InfaCare

Today Milton Pharmaceuticals (formerly Lozenge Pty Ltd), encompasses Milton Australia Pty Ltd and Biotech Pharmaceuticals Pty Ltd, which is responsible for the traditional business of galenicals, over-the-counter pharmaceuticals and contract manufacturing.



Additionally, in May 2001, the licence was acquired to sell Australian Bodycare products in Australia, New Zealand and South East Asia.


MILTON
Anti-bacterial solution
HOSPITAL-GRADE DISINFECTANT
Stabilised & Standardised
Hygienic protection of baby's bottles, teats, breast expression equipment and household items
1 LITRE
MILTON
Method Unit
For protection of baby's bottles, teats and breast expression equipment
WARNING
MILTON
Anti-bacterial tablets
HOSPITAL-GRADE DISINFECTANT
Hygienic protection of baby's bottles, teats, breast expression equipment and household items
30 TABLETS
each of 1g

Milton Australia

The March purchase included the Milton brand name and trademark for 12 countries, together with the Milton Anti-bacterial range of products, which included formulations and technology. The Milton name is widely known and respected and to date, with new promotional activities, sales and profits of the anti-bacterial range have achieved the anticipated outstanding performance. Brand extensions are expected to generate substantial additional revenue.

In September 2001, the business was extended with the re-launch of the Milton Infacare Baby range and the introduction of Milton Antibacterial Nappy Sanitiser and Milton InfaCare Concentrated Laundry Powder, again with outstanding success.

The Milton Infacare Baby range is manufactured and packed in our Brisbane facility, and management remains excited about the potential of this high-profile product range. There are significant opportunities to further extend the range and achieve superior profits.



Australian Bodycare

In May 2001, a licence was acquired to sell Australian Bodycare products in Australia, New Zealand and South East Asia. Australian Bodycare products are Tea Tree Oil-based, are manufactured in our Brisbane facility, and are sold through pharmacies and beauty outlets. As a commitment to research and development and the expansion of our product range, the company is undertaking clinical trials on products for the treatment of diseases including golden staph, cold sores and baby rash.

Biotech Pharmaceuticals

The company's range of galenicals - traditional medicines which pharmacists prepare from original ingredients - has been significantly rationalised with a re-labeled Gold Cross range replacing duplicated David Craig and Gilseal ranges in 64 of our products.

Over-the-counter pharmaceuticals have performed to expectations and a number of new contract manufacturing customers have been gained during the year. The group now sells its products through a number of channels, including pharmacies, supermarkets, hospitals, beauty stores and via export.

During the year an office was established in Singapore to service the Asian market, distributing Milton's two new brands - the Milton anti-bacterial range and Australian Bodycare range. Diethelm Singapore Pte Ltd, a subsidiary of Zurich-based Diethelm Keller, has been appointed the sole distributor of Milton products in Singapore. Soon-to-be released brands will add to the sales volume and other products will be added as the relationship develops. The company expects to appoint more distributors throughout Asia as part of its expansion plans in the region, targeting Malaysia, China, Hong Kong, Thailand and Taiwan. Sales in excess of $1 million are expected in the first 12 months.

Export sales continue to grow with our New Zealand agent showing continued increases in sales. Exports now also include products to South East Asia.

Performance

Sales revenue for the year was $11.7 million with earnings before interest and tax (EBIT) of $817,000. This was due in large part to the commitment of our staff. The result was achieved in difficult circumstances, as our biggest selling product was withdrawn from the market but replaced within three months with a reformulated product.

Management believes that the introduction of new brands will improve sales significantly in the future.



Facility

During the year plans were put in place to build a sales, administration and warehouse facility on our vacant land opposite the current Carole Park facility and redevelop the current facility to provide additional manufacturing and packing facilities. This is expected to be completed by April 2002.

People

The past year represents only the second year since the merger and has again been a challenging one for all staff, who have responded positively to the challenge, demonstrating a willingness to perform their duties beyond expectations.

Industrial BioSystems

Industrial BioSystems Pty Ltd (IBS) has developed a partnership with Advanced Biochemicals Limited (ABL), based in Thane, India, for the manufacture of an enzyme-based product, Sebrite BB. Sebrite BB made use of IBS's proprietary B230 technology. It has applications for the improved bleachability of paper pulps, resulting in a lower consumption of bleaching chemicals such as chlorine. Pulp mills can benefit from a cost-effective reduction in bleaching chemicals and an improved environment in the disposal of effluent waters.
The production of Sebrite BB is a culmination of many years of development work by IBS to bring this technology to the paper industry.

IBS, along with Esvin Biosys International Ltd (EBIL), based in Chennai, India, began marketing Sebrite BB to regional paper mills in the last quarter of the financial year. Agenix Limited has a major shareholding in EBIL. The market potential for Sebrite BB remains promising. Mills trials confirm that the product can achieve the reduction of bleaching chemicals observed in the laboratory. No commercial sales of Sebrite BB were made in the short period of product availability.

IBS anticipates a turnaround in the commercialisation of its enzyme-based business in the coming year. The market for Sebrite BB in India and the Asian region remains strong. IBS will expand its business opportunities for enzyme-based products through the developing partnership with ABL. New products for the paper industry as well as other traditional users of industrial enzymes will be introduced to the Australian market.

Jemaka

Jemaka Pty Ltd is 100% owned by Agenix. The prime asset of this company is a licence from Hoffman La Roche to manufacture an enzyme called Taq DNA Polymerase. Although the business is not a major contributor to the Group, the licence could be used by AGEN at a later stage. Hence, for the time being, the continuation of the business is considered appropriate. This is particularly so while a profit can be generated. It is also noted that the assets employed are relatively low (A$122,588) and the involvement of Agenix corporate resources is minimal.

During the year sales remained relatively flat. The royalty charged by Hoffman La Roche is based in US currency. The lower Australian dollar, and hence higher cost in local currency, was recovered through an increase in prices that was taken in March 2001. As a result of this price increase the profit before tax for the year was up 30%, from $88,924 in 1999/00 to $115,051 in 2000/01. The return on assets was 94%.

PhytoProtein Biotech

PhytoProtein Biotech, established to develop and operate "next-generation" plant cell expression systems for the manufacture of recombinant biopharmaceuticals, has made significant progress in the past six months.

Previously operating out of the Department of Biological Sciences, National University of Singapore, PhytoProtein Biotech has now moved into its new Development and Production facility in the Singapore Science Park II. Operations in this fully equipped 1000 square-foot facility commenced in August 2001. This facility will be used initially for the production of recombinant proteins for evaluation purposes and will expand to house the commercial production of proteins in the future.

PhytoProtein now has two full-time Scientific Officers on its staff and one student on industrial attachment from the National University of Singapore. A third full-time Scientific Officer is expected in mid-September. These scientists are trained in various aspects of molecular biology, protein chemistry and plant cell culture.

On the scientific side, PhytoProtein has successfully established transgenic plant cell lines expressing our first two antigens for potential use as a diagnostic and/or animal vaccine. We are in the process of scale-up and purification of these two antigens for evaluation. Animal vaccine trials with these two antigens are scheduled for end-October 2001.

PhytoProtein is also establishing transgenic cell lines expressing six additional antigens for use in diagnostic tests. The recombinant antigens are expected to be ready for evaluation in February 2002.

PhytoProtein has also approached the Economic Development Board of Singapore for support. Application for a Research Incentive Scheme for Companies (RISC) grant is under review.



"We believe the staff of Agenix can see the direction in which the company is heading and understand the role that each will play in building this organisation of the future." - *Executive Chairman*

Table of Contents

Directors' Report

Your directors present their report on the company and its controlled entities for the financial year ended 30 June 2001.

Directors

The names and details of the directors of the Company in office during the year and until the date of this report are:

Mr Ravindran Govindan LLB

Executive Chairman. Appointed 13 June 2000.

A lawyer by training, Mr Govindan has more than 25 years of experience as an investor and businessman in Australia and the Asia Pacific Region. Mr Govindan presently heads the Asia Pacific Region for Latona Associates Inc. a New York based private investment and financial advisory firm. Mr Govindan was also the former President of Fisher Scientific group of companies for the Asia Pacific Region.

Mr F F Wong (Wong Fong Fui) B Eng(Chem)

Non-executive Director. Appointed 11 August 2000.

Mr Wong is the Group Managing Director of Boustead Singapore Limited, a public company listed on the Singapore Stock Exchange, and holds directorships of many other companies in Singapore, Malaysia, Indonesia and Australia.

Mr Wong retains his shareholding in various engineering and construction companies, which he co-founded in the 1970s and also has interest in companies involved in food manufacturing and retailing, airlines, telecommunications and information technology.

Mr Mark Carnegie

Non-executive Director. Appointed 17 November 2000

Mr Carnegie is a principal of private investment bank and private equity firm Carnegie, Wylie & Company and Chairman of the Singleton Group Limited.

He previously worked for Hudson Conway Limited in London and for James D Wolfensohn, Inc in New York. He is a Director of Neverfail Springwater Limited, Carnegie Foundation Limited, Manboom Pty Limited, Macquarie Radio Network Pty Limited, Business Commerce Australia Pty Limited, DSL Group Pty Ltd, EasyCall International, EasyCall Asia Limited, Lonely Planet Publications Pty Limited and SciCapital Pty Limited.

Mr Carnegie holds a Masters degree in Jurisprudence from Oxford University and a Bachelor of Science (Hons) from Melbourne University.

Katherine Woodthorpe PhD FAICD

Non-executive Director. Appointed 21 Jun 2001.

Dr Woodthorpe, who has a PhD in chemistry, is a Fellow of the Australian Institute of Company Directors and sits on several boards, including those of Micromedical Industries, Australian Business Foundation Limited and Insearch Limited. Dr Woodthorpe is an independent consultant specialising in assisting technology companies to improve business performance and commercialisation of their products.

Directors' Report

Mr James G Henderson B Com FCA
Non-executive Director resigned 13 September 2001.

Hon Peter McC Dowding LLB
Non-Executive Director resigned 23 November 2000.

Mr Roman Zwolenski B Sc FAICD
Executive Director resigned 11 August 2000.

Dr Saliba Sassine B Ec(Hons)PhD
Non-Executive Director resigned 11 August 2000.

Mr Michael W Atkins B Com FCA
Alternate Director for M J G Henderson resigned 27 June 2001.

Principal Activities

The principal activities of the economic entity during the financial year were:

- Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
- Manufacture and sale of pharmaceutical and neutriceutical products;
- Biotechnology research and development; and
- Manufacture and sale of biochemicals.

There were no significant changes in the nature of the principal activities during the financial year.

Operating Results

The consolidated operating profit of the economic entity, after income tax and eliminating outside equity interests, for the financial year ended on 30 June 2001 $4,172,063 (2000: $3,434,116).

Dividends Paid or Proposed

No dividend has been paid or is proposed by the company in relation to the year ended 30 June 2001 (2000: $Nil).

Review of Operations, Likely Developments and Expected Results

A review of operations of the economic entity during the period, the results of those operations, the change in the state of affairs and the likely development in the operations of the economic entity are set out in the Executive Chairman and CEO Statement. Other than as referred to in this report, further information in likely developments in the operations of the economic entity would, in the opinion of the directors, be speculative and may hinder the economic entity in the achievement of its commercial objectives.

Directors' Report

Interests in the shares and Options of the Company

As at the date of this report the interests of the directors in the shares and options of the Company were:

	Ordinary Shares	Options Expiry 20/07/2007
Ravindran Govindan	3,950,000	300,000
Mark Carnegie	-	75,000
Katherine Woodthorpe	-	75,000
FF Wong	2,500,000	-

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs in the economic entity during financial year.

Significant Events Subsequent to Balance Date

There are no matters or circumstances other than as reported in note 29 that have arisen since the end of the year which significantly affected or may significantly affect the operations of the economic entity, the results of those operations, or the state of affairs of the economic entity in subsequent financial years.

Share Options

At the end of the year, there were 8,300,000 unlisted options, exercisable at 40 cents and expiring on 30 November 2001; 9,000,000 unlisted options issued during the period exercisable at 55 cents and expiring on 30 January 2003; and 250,000 unlisted options exercisable at 40 cents and expiring on 30 November 2004.

Directors' and Executive Officers' Emoluments

The company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

- The remuneration structure of executive officers, including the executive directors, seeks to emphasise payment for results by providing various rewards schemes, including incentive payments on the achievement of sales and profit targets.
- The objective of the reward schemes is to reinforce both the short and long term goals of the company and to provide a common interest between management and shareholders.

Directors - Parent Entity

The emoluments of each director of the parent entity are set out below:

	Annual Emoluments					Termination Payment	Long Term Emoluments Super-annuation	Total $
	Salary	Directors Fees	Incentive	Non-Cash Benefits	Consulting Fees			
M Carnegie	-	12,082	-	-	-	-	967	13,049
P McC Dowding	-	7,959	-	-	-	-	637	8,596
R Govindan	-	50,000	-	-	-	-	4,000	54,000
J G Henderson	-	20,000	-	-	-	-	1,600	21,600
S Sassine	-	2,877	-	-	-	-	230	3,107
K Woodthorpe	-	-	-	-	-	-	-	Nil
FF Wong	-	17,795	-	-	-	-	1,423	19,218
R Zwolenski	33,872	1,918	-	3,737	-	58,150	50,153	147,830

Directors' Report

Directors - Economic Entity

The emoluments of each director of the economic entity who is not a director of the parent entity are set out below:

	Annual Emoluments					Long Term Emoluments Super-annuation	Total $
	Salary	Directors Fees	Incentive	Non-Cash Benefits	Consulting Fees		
G Bird	106,254	-	15,000	13,000	-	10,100	144,354
J Carter	87,500	-	21,656	-	-	8,750	117,906
M Davey	-	18,519	-	-	11,300	1,481	31,300
P Eisenberg	-	-	-	-	2,969	-	2,969
C Hadley	-	-	-	-	-	-	Nil

Executive Officers - Economic Entity

The emoluments of each of the five most highly remunerated executive officers of the economic entity, other than executive directors of the economic entity, are set out below:

	Annual Emoluments					Long Term Emoluments Super-annuation	Total $
	Salary	Directors Fees	Incentive	Non-Cash Benefits	Consulting Fees		
R Richards	106,220	-	9,314	3,034	-	28,424	146,992
G Bird	106,254	-	15,000	13,000	-	10,100	144,354
M Gerometta	95,612	-	8,855	-	-	14,337	118,804
J Carter	87,500	-	21,656	-	-	8,750	117,906
I Bennett	94,191	-	-	13,000	-	7,488	114,679

Directors' Meetings

During the year, nine directors' meetings were held.

The number of meetings in which directors were in attendance is as follows:

	Directors' Meetings	
	No. of Meetings Held While in Office	Meetings Attended
R Govindan	9	9
J G Henderson	9	8
FF Wong	8	6
M Carnegie	7	5
K Woodthorpe	Nil	N.A
P McC Dowding	3	3
S Sassine	1	1
R Zwolenski	1	1

Directors' Report

Indemnification and Insurance of Directors and Officers

During the year, the economic entity has paid premiums in respect of a contract insuring all of the directors of the economic entity against a liability incurred in their role as directors of the economic entity, except where:

(a) The liability arises out of conduct involving a willful breach of duty; or
(b) There has been a contravention of Sections 232(5) or (6) of the Corporations Law.

The total amount of insurance contract premiums paid for Directors' and Officers' Liability and Company Reimbursement cover was $39,756. This amount has not been included as part of directors' remuneration in Note 5.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Agenix Limited support and have adhered to the principles of Corporate Governance.

Environmental Regulation And Performance

The economic entity will always maintain appropriate environmental standards.

Signed in accordance with a resolution of the directors.

Ravindran Govindan
Executive Chairman

24 September 2001

Independent Audit Report To the Members of AGENIX Limited

Scope

We have audited the financial report of Agenix Limited and controlled entities comprising the Directors' Declaration, Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Notes to the Financial Statements for the year ended 30 June 2001. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion the financial report of Agenix Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements

Hall Chadwick

HALL CHADWICK
Chartered Accountants

PETER TORRE
Partner

PERTH, 24 September 2001

Directors' Declaration

The directors of the company declare that:

1. The financial statements and notes of the economic and parent entity.

   (a) Comply with Accounting Standards and the Corporations Act 2001; and

   (b) Give a true and fair view of the financial position as at 30 June 2001 and performance for the year ended on that date of the company and economic entity;

2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The company and its wholly owned subsidiaries, except for Milton Pharmaceuticals Pty Ltd, have entered into a deed of indemnity under which the company and its subsidiaries guarantee the debts of each other.

27

At the date of this declaration, there are reasonable grounds to believe that the companies which are party to this deed of indemnity will be able to meet any obligations or liabilities to which they are, or may become subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors.

Ravindran Govindan
Executive Chairman

24 September 2001

Statement of Financial Performance For the Year Ended 30 June 2001

	Notes	Economic Entity		Parent Entity	
		2001	2000	2001	2000
		$	$	$	$
Sales revenue	2	28,905,660	26,158,907	-	-
Cost of sales	3	(13,128,561)	(13,186,934)	-	-
Gross profit		15,777,099	12,971,973	-	-
Other revenue from ordinary activities	2	500,894	1,068,580	2,875,256	68,959
Depreciation and amortisation expenses	3	(1,578,813)	(1,459,954)	(16,684)	(19,135)
Borrowing costs expense	3	(451,490)	(567,148)	(88,723)	(148,293)
Other expenses from ordinary activities		(10,411,803)	(11,631,370)	(1,661,450)	(2,658,944)
Profit from ordinary activities before income tax expense	3	3,835,887	382,081	1,108,399	(2,757,413)
Income tax (expense)/benefit relating to ordinary activities	4	364,709	4,541,747	109,334	68,958
Net profit		4,200,596	4,923,828	1,217,733	(2,688,455)
Less: Net profit attributable to outside equity interests	1(a)	(28,533)	(1,489,712)	-	-
Net profit attributable to members of the parent entity		4,172,063	3,434,116	1,217,733	(2,688,455)

The accompanying notes form part of these financial statements.

Statement of Financial Position As At 30 June 2001

	Notes	Economic Entity 2001	Economic Entity 2000	Parent Entity 2001	Parent Entity 2000
		$	$	$	$
Current Assets					
Cash	9	3,499,910	476,484	2,765,773	171,235
Receivables	10	8,268,878	4,830,974	42,926	558,792
Inventories	11	4,259,259	4,450,034	-	-
Other Financial Assets	12	942,213	1,216,757	877,946	1,152,492
Deferred Tax Assets	16	255,316	355,783	112,708	4,657
Other	17	182,697	141,324	22,707	35,166
Total Current Assets		17,408,273	11,471,356	3,822,060	1,922,342
Non-Current Assets					
Receivables	10	-	-	13,362,804	2,718,911
Other Financial Assets	12	877,422	329,811	21,476,234	21,404,749
Property, Plant and Equipment	14	8,655,020	9,184,532	70,435	68,890
Intangibles	15	10,693,808	7,343,920	-	-
Deferred Tax Assets	16	5,481,791	4,792,872	-	74,295
Other	17	921,851	341	-	-
Total Non-Current Assets		26,629,892	21,651,476	34,909,473	24,266,845
Total Assets		44,038,165	33,122,832	38,731,533	26,189,187
Current Liabilities					
Payables	18	3,811,971	3,614,252	360,182	200,908
Interest-Bearing Liabilities	19	968,578	1,813,231	-	750,000
Provisions	20	593,020	553,849	2,446	6,473
Deferred Tax Liabilities	21	-	580,545	-	9,994
Total Current Liabilities		5,373,569	6,561,877	362,628	967,375
Non-Current Liabilities					
Payables	18	-	280,555	-	-
Interest-Bearing Liabilities	19	3,550,694	4,264,793	13,129,420	11,841,930
Provisions	20	432,714	365,644	228	1,797
Deferred Tax Liabilities	21	296,216	-	5,899	-
Total Non-Current Liabilities		4,279,624	4,910,992	13,135,547	11,843,727
Total Liabilities		9,653,193	11,472,869	13,498,175	12,811,102
Net Assets		34,384,972	21,649,963	25,233,358	13,378,085
Equity					
Contributed Equity	22	36,364,920	25,727,380	36,364,920	25,727,380
Accumulated Losses	23	(1,979,948)	(6,152,011)	(11,131,562)	(12,349,295)
Parent Entity Interest		34,384,972	19,575,369	25,233,358	13,378,085
Outside Equity Interest	24	-	2,074,594	-	-
Total Equity		34,384,972	21,649,963	25,233,358	13,378,085

The accompanying notes form part of these financial statements.

Statement of Cash Flows For the Year Ended 30 June 2001

	Notes	Economic Entity		Parent Entity	
		2001	2000	2001	2000
		$	$	$	$
Cash Flows From Operating Activities					
Receipts from customers		26,489,212	24,141,974	-	-
Payments to suppliers and employees		(22,900,919)	(22,852,111)	(1,164,927)	(1,139,335)
Interest received		109,000	80,477	113,122	66,477
Borrowing costs		(451,490)	(438,829)	(88,723)	(81,061)
Income tax paid		(1,342,848)	(17,810)	-	-
Net Cash Provided By/(Used in) Operating Activities	8(a)	1,902,955	913,701	(1,140,528)	(1,153,919)
Cash Flows From Investing Activities					
Loans from/(to) controlled entity		-	-	(3,501,465)	4,159,681
Proceeds from sale of property, plant & equipment		43,048	10,874	-	2,395
Proceeds from sale of investments		-	1,348,777	-	1,357,243
Proceeds from government grants		-	59,512	-	-
Purchase of property, plant and equipment		(534,960)	(969,330)	(20,512)	(15,350)
Purchase of investments		(551,718)	(2,429,476)	(4,100)	(2,429,476)
Purchase of controlled interest net of cash acquired		-	(315,903)	-	-
Purchase of additional interest in controlled entity net of cash acquired		-	(208,889)	-	-
Purchase of other non-current assets		(4,162,358)	(1,331,542)	-	-
Net Cash Provided by/(Used in) Investing Activities		(5,205,988)	(3,835,977)	(3,526,077)	3,074,493
Cash Flows From Financing Activities					
Proceeds from issue of shares		8,011,143	2,616,135	8,011,143	762,579
Share buyback		-	(42,914)	-	(42,914)
Proceeds from borrowings		450,000	16,910,000	450,000	15,910,000
Repayment of borrowings		(2,060,519)	(20,137,340)	(1,200,000)	(18,960,000)
Proceeds from termination of R&D syndicate		-	67,274	-	-
Dividend paid		-	(570,265)	-	(570,265)
Net Cash Provided by/(used in) Financing Activities		6,400,624	(1,157,110)	7,261,143	(2,900,600)
Net increase/(decrease) in cash held		3,097,591	(4,079,386)	2,594,538	(980,026)
Cash at 1 July 2000		182,423	4,261,809	171,235	1,151,261
Cash at 30 June 2001	9	3,280,014	182,423	2,765,773	171,235

The accompanying notes form part of these financial statements.

Notes To Financial Statements For the Year Ended 30 June 2001

Statement Of Significant Accounting Policies

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report covers the economic entity of Agenix Limited and controlled entities, and Agenix Limited as an individual parent entity. Agenix Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of Consolidation

A controlled entity is any entity controlled by Agenix Limited. Control exists where Agenix Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Agenix Limited to achieve the objectives of Agenix Limited. A list of controlled entities is contained in Note 13 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report. The amount shown for the year ended 30 June 2001 represents the outside equity interest in the results of Milton Pharmaceuticals Pty Ltd up until the date it became a wholly owned subsidiary of Agenix Limited.

(b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

Notes To Financial Statements For the Year Ended 30 June 2001

(c) **Inventories**

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned to individual items of stock mainly on the basis of first in, first out method.

(d) **Property, Plant and Equipment**

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation.

Property

Freehold land and buildings are measured on the cost basis.

The carrying amount of freehold land and buildings is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

Plant and Equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.

Properties held for investment purposes are not subject to depreciation. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Buildings	2%
Leasehold improvements	4-10%
Plant and equipment	5-33%
Leased plant and equipment	15%

Notes To Financial Statements For the Year Ended 30 June 2001

(e) **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the economic entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

(f) **Investments**

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(g) **Research and Development Expenditure**

Research and Development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs. Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once commercial production has commenced.

(h) **Intangibles**

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

Brandnames, Licenses and Registrations

Brandnames are measured on the cost basis and licenses and registrations are measured on a fair value basis and are amortised over the period of 20 years in which their benefits are expected to be realised.

(i) **Foreign Currency Transactions and Balances**

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

Exchange differences arising on hedged transactions undertaken to hedge foreign currency exposures, other than those for the purchase and sale of goods and services, are brought to account in the profit from ordinary activities when the exchange rates change. Any material gain or loss arising at the time of entering into hedge transactions is deferred and brought to account in the profit from ordinary activities over the lives of the hedges.

Costs or gains arising at the time of entering hedged transactions for the purchase and sale of goods and services, and exchange differences that occur up to the date of purchase or sale, are deferred and included in the measurement of the purchase or sale. Gains and losses from speculative foreign currency transactions are brought to account in the profit from ordinary activities when the exchange rate changes.

(j) **Employee Entitlements**

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(k) **Provision for Warranties**

Provision is made in respect of the economic entity's estimated liability on all products and services under warranty at balance date. The provision is based on the economic entity's history of warranty claims.

(l) **Cash**

For the purpose of the statement of cash flows, cash includes:
- cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
- investments in money market instruments with less than 14 days to maturity.

(m) **Comparative Figures**

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(n) **Revenue**

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
2. Revenue				
Operating Activities				
Sales revenue	28,905,660	26,158,907	-	-
Interest received from controlled entity	-	-	50,000	-
Interest received from other corporations	109,156	122,963	66,323	64,155
Grants & development funding received	-	59,513	-	-
Management fee received - controlled entity	-	-	2,732,610	-
Rent received - other parties	-	36,000	-	-
Other revenue	348,691	218,068	26,323	2,409
Total operating revenue	29,363,507	26,595,451	2,875,256	66,564
Non-operating activities:				
Proceeds on disposal of non-current assets	43,047	632,036	-	2,395
Total Revenue	29,406,554	27,227,487	2,875,256	68,959

3. Profit from Ordinary Activities

Profit from ordinary activities before income tax has been determined after:

	Economic Entity 2001	Economic Entity 2000	Parent Entity 2001	Parent Entity 2000
(a) Expenses				
Cost of sales	13,128,561	13,186,934	-	-
Borrowings costs:				
- other persons	451,490	567,148	88,723	148,293
Total borrowing costs	451,490	567,148	88,723	148,293
Depreciation of non-current assets				
- buildings	119,171	109,340	-	-
- plant and equipment	601,705	527,884	16,684	19,135
- leased plant and equipment	196,266	161,412	-	-
Total depreciation	917,142	798,636	16,684	19,135
Amortisation of non-current assets:				
- leasehold improvements	218,270	213,429	-	-
- goodwill on consolidation	9,197	-	-	-
- patents and trademarks	434,204	447,888	-	-
Total amortisation	661,671	661,317	-	-

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
3. Profit from Ordinary Activities (Cont'd)				
Write-down of investments to recoverable amount	278,644	-	278,644	-
Foreign currency translation losses	430,733	131,364	-	-
Bad and doubtful debts: - trade debtors	5,905	2,847	-	-
Rental expense on operating leases - minimum lease payments	94,816	133,253	-	-
Research and development costs	2,409,681	1,598,732	-	-
Less: Deferred amount	(921,510)	-	-	-
Net research and development costs	1,488,171	1,598,732	-	-
Write down of inventories to net realisable value	713,262	547,292	-	-
Profit on sale of shares	-	(363,510)	-	(363,510)
Provision for diminution non recovery of amounts due from controlled entities	-	-	-	1,015,957
Provision for diminution in value of investments	-	500,833	-	687,218
Write off investments in other corporations	-	201,991	-	201,991
Write down of physical assets	-	200,227	-	-
(b) Revenue and Net Gains				
Foreign currency translation gains	45,500	57,089	-	-
(c) Significant Revenues and Expenses				
The following significant revenue and expense items are relevant in explaining the financial performance:				
Goodwill written off	-	1,754,459	-	-
Management fee received - controlled entity	-	-	2,732,610	-

Notes To Financial Statements For the Year Ended 30 June 2001

4. Income Tax Expense

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 34% (2000: 36%)	1,304,202	137,549	376,856	(992,669)
Add:				
Tax effect of:				
Non-deductible write off of goodwill	-	704,322	-	-
Other non-allowable items (net)	68,733	590,631	7,728	849,703
Adjustment to future income tax benefit and provision for deferred income tax for change in company tax rate from 34% to 30%	792,103	-	14,240	-
Less:				
Other allowable items	(586,254)	-	-	-
Recoupment of prior years tax losses not previously brought to account	(535,427)	(825,594)	(508,158)	-
Abnormal tax item:				
Future income tax benefits brought to account	(1,408,066)	(5,148,655)	-	74,008
Income tax expense/(benefit)attributable to operating profit/(loss) before income tax	(364,709)	(4,541,747)	(109,334)	(68,958)

Notes To Financial Statements For the Year Ended 30 June 2001

5. Remuneration and Retirement Benefits

(a) Directors' Remuneration

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Income paid or payable to all directors of each entity in the economic entity by the entities of which they are directors and any related parties.	446,023	656,133		
Income paid or payable to all directors of the parent entity by the parent entity and any related parties			267,400	504,834

Number of parent entity directors whose income from the parent entity and any related parties was within the following bands:	Number		Number	
$0 - $9,999	4		2	
$10,000 - $19,999	2		2	
$20,000 - $29,999	1		1	
$50,000 - $59,999	1		1	
$130,000 - $139,999	-		1	
$140,000 - $149,999	1		-	
$250,000 - $259,999	-		1	

The names of parent entity directors who have held office during the financial year are:

R Govindan

FF Wong

M Carnegie

K Woodthorpe

J Henderson (resigned 13 September, 2001)

M Atkins (resigned 27 June, 2001)

P McC Dowding (resigned 23 November, 2000)

R Zwolenski (resigned 11 August, 2000)

S Sassine (resigned 11 August, 2000)

In accordance with Accounting Standard AASB 1017, any person required to be a director of a wholly-owned controlled entity in order to discharge his or her duties as an executive officer of the parent entity is excluded from the determination of directors' remuneration.

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
5. Remuneration and Retirement Benefits (Cont'd)				
(b) Executive Remuneration				
Remuneration received or due and receivable by executive officers of the economic entity, from entities in the economic entity and any related entities for management of the affairs of the economic entity, whose remuneration is $100,000 or more.	1,013,868	826,232	-	-
Remuneration received or due and receivable by executive officer of the parent entity, from the parent entity and any related parties for management of the affairs of the parent entity and its subsidiaries whose income is $100,000 or more.			117,906	-
The number of executives whose income was within the following bands				
$100,000 - $109,000	1	3	-	-
$110,000 - $119,000	4	-	1	-
$130,000 - $139,000	-	2	-	-
$140,000 - $149,000	3	-	-	-
$250,000 - $259,000	-	1	-	-
6. Auditor's Remuneration				
Remuneration of the auditor of the parent entity for:				
- Auditing or reviewing the financial report	83,882	73,636	27,000	20,698
- Other services	27,500	60,106	2,000	60,106
	111,382	133,742	29,000	80,804

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
7. Earning per Share				
Basic earnings per share (cents per share)	3.12	2.96		
Diluted earnings per share (cents per share)	3.12	2.67		
(a) Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	133,678,704	115,926,573		

(b) Classification of securities
Diluted earnings per share is calculated after classifying all options on issue and all ownership based remuneration scheme shares remaining uncovered at 30 June 2001 as potential ordinary shares.

8. Cash Flow Information

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
(a) Reconciliation of cash flows from operations with profit from ordinary activities after income tax				
Profit/(loss) from ordinary activities after income tax	4,172,063	4,923,828	1,217,733	(2,688,455)
Cash flows excluded from profit from ordinary activities attributable to operating activities				
Loss/(profit) on termination of R&D syndicate	-	(70,927)	-	-
Non-cash flows in profit from ordinary activities				
Amortisation & depreciation	1,578,813	1,459,953	16,684	19,135
Increase/(decrease) in provisions	106,240	43,544	(5,596)	1,590,006
Revaluation of physical assets	-	123,293	-	-
Intercompany charges	-	-	(2,750,025)	-
Write-off of goodwill	-	1,754,459	-	-
Write off of carrying value of investments	278,644	1,172,670	278,644	201,991
Movement in deferred taxes payable	(356,156)	(5,076,182)	(37,851)	(68,958)
Movement in income taxes payable	(516,625)	516,625	-	-
Losses/(profits) on sale of property, plant and equipment	11,308	8,249	2,283	-
Losses/(profits) on sale of investments	-	(391,351)	-	(363,510)
Decrease/(increase) in receivables	(3,437,904)	(2,121,606)	(34,133)	2,322
Decrease/(increase) in prepayments	(41,366)	101,130	12,459	1,783
Decrease/(increase) in inventories	190,774	(1,525,650)	-	-
Increase/(decrease) in trade creditors and accruals	(82,836)	(4,334)	159,274	151,767
Cash flows from/(used in) operations	1,902,955	913,701	(1,140,528)	(1,153,919)

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$

8. Cash Flow Information (Cont'd)

(b) Non-cash Financing and Investing Activities

	2001 $	2000 $	2001 $	2000 $
(i) Aggregate fair value of plant and equipment acquired by means of finance leases which amount was not reflected in the statements of cash flows	125,993	760,829	-	-

(ii) On 28 February 2001, 35.31% of the controlled entity Milton Pharmaceuticals Pty Ltd was acquired via a share issue. A total of 5,892,483 shares were issued at 45 cents each amounting to $2,651,617.

(c) Credit Standby Arrangements with Banks

	2001 $	2000 $	2001 $	2000 $
Credit facility	5,836,429	8,100,000	1,850,000	3,850,000
Amount utilized	3,951,325	5,000,000	-	750,000
	1,885,104	3,100,000	1,850,000	3,100,000

The major facilities are summarised as follows:

Banking Overdrafts:
A subsidiary has a bank overdraft facility available to the extent of $250,000 (2000: $250,000) and a payroll guarantee of $5,000 (2000: $5,000). As at 30 June 2001, the bank balance was overdrawn by $219,896 (2000: $294,061).

Bank overdraft facilities are arranged with an Australian bank with the general terms and conditions being set and agreed annually.

Financing Facilities:
Firmly committed financing facilities of $3,731,429 (2000: $4,250,000) were available to a subsidiary at the end of the financial year. As at 30 June 2001 $3,731,429 (2000: $4,220,000) of these facilities was in use.

Commercial Bill Facility:
The parent entity has a commercial bill facility of $1,850,000 (2000: $3,850,000) from an Australian bank. As at 30 June 2001, $Nil (2000: $750,000) of this facility was in use.

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
9. Cash				
Cash at bank	505,015	324,803	132,559	171,235
Deposits at call	2,933,214	90,000	2,633,214	-
Fixed term deposit	61,681	61,681	-	-
	3,499,910	476,484	2,765,773	171,235
Reconciliation of cash Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the balance sheet as follows:				
Cash	3,499,910	476,484	2,765,773	171,235
Bank overdrafts	(219,896)	(294,061)	-	-
	3,280,014	182,423	2,765,773	171,235

10. Receivables

	Economic Entity 2001	Economic Entity 2000	Parent Entity 2001	Parent Entity 2000
Current				
Trade debtors	7,401,954	4,510,806	-	-
Provision for doubtful debts	(96,000)	(90,095)	-	-
	7,305,954	4,420,711	-	-
Other amounts receivable from controlled entity	-	-	-	550,000
Sundry debtors	128,148	410,263	42,926	8,792
Other - amount receivable from ATO	834,776	-	-	-
	8,268,878	4,830,974	42,926	558,792
Non-Current				
Amounts receivable from controlled entities	-	-	19,147,444	8,503,551
Provision for non-recovery	-	-	(5,784,640)	(5,784,640)
	-	-	13,362,804	2,718,911
Foreign currency receivables not effectively hedged:				
Japanese Yen	*6,078,823*	*37,964*	-	-
US Dollars	*1,942,186*	-	-	-

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
11. Inventories				
Current				
Raw materials at cost	1,883,434	2,196,222	-	-
Provision for diminution	(111,163)	(109,501)	-	-
Raw materials at lower of cost and net realisable value	1,772,271	2,086,721	-	-
Work in progress at cost	1,207,064	1,249,163	-	-
Provision for diminution	(63,829)	(170,371)	-	-
Work in progress at lower of cost and net realisable value	1,143,235	1,078,792	-	-
Finished goods at cost	1,558,043	1,546,428	-	-
Provision for diminution	(214,290)	(261,907)	-	-
Finished goods at lower of cost and net realisable value	1,343,753	1,284,521	-	-
Total inventories at cost	4,648,541	4,991,813	-	-
Total provision for diminution	(389,282)	(541,779)	-	-
Total inventories at lower of cost and net realisable value	4,259,259	4,450,034	-	-

Notes To Financial Statements For the Year Ended 30 June 2001

	Note	Economic Entity		Parent Entity	
		2001	2000	2001	2000
		$	$	$	$
12. Other Financial Assets					
Current					
Shares in listed corporations at cost		2,116,501	2,112,401	1,156,590	1,152,492
Provision for diminution		(1,174,288)	(895,644)	(278,644)	-
		942,213	1,216,757	877,946	1,152,492
Non-Current					
Shares in controlled entities at cost	13(a)	-	-	26,845,995	26,845,995
Provision for diminution		-	-	(5,369,761)	(5,441,246)
		-	-	21,476,234	21,404,749
Shares in listed corporations at cost		3,404,839	3,404,839	-	-
Provision for diminution		(3,075,418)	(3,075,418)	-	-
		329,421	329,421	-	-
Shares in other corporations at cost		548,001	390	-	-
		877,422	329,811	21,476,234	21,404,749
Aggregate market value of listed investments		990,722	1,627,616	857,885	1,212,490

The directors considered that there was no additional permanent diminution in the carrying value of the listed investments during the year and consequently no further provision for write downs was necessary.

13. Controlled Entities

	Investment In Ordinary Shares at Cost		Percentage Owned(%)	
	2001	2000	2001	2000
	$	$	$	$
(a) Investment in controlled entities:				
Parent Entity:				
Agenix Limited	-	-	-	-
Controlled entities of Agenix Limited:				
Agen Limited	11,810,000	11,810,000	100%	100%
Agen Biomedical Limited	-	-	100%	100%
Agen International Limited	-	-	100%	100%
Agen Inc	-	-	100%	100%
Biotech International Investments Ltd	4,849,795	4,849,795	100%	100%
Milton Pharmaceuticals Pty Ltd	-	-	100%	62.73%
Biotech Pharmaceuticals Pty Ltd	-	-	100%	62.73%
Wille Labs Generics Pty Ltd	-	-	100%	62.73%
Milton Australia Pty Ltd	-	-	100%	62.73%
Biotech Pharmaceuticals Australia Pty Ltd	-	-	100%	62.73%
Industrial Biosystems Pty Ltd	6	6	100%	100%
ACE R&D No. 1 Pty Ltd	-	-	100%	-
Biopulp Research & Development Pty Ltd	2	2	100%	100%
Resource & Industry Limited	10,186,192	10,186,192	100%	100%
HCL Nominees Pty Ltd	-	-	100%	100%
Jemaka Pty Ltd	-	-	100%	100%
Westar Capital Limited	-	-	100%	100%
	26,845,995	26,845,995		

All the controlled entities were incorporated in Australia except Agen Inc. which was incorporated in the USA.

(b) On 22 September 2001 1.96% of the controlled entity Milton Pharmaceuticals Pty Ltd was acquired by Agenix Limited participating in a rights issue.

(c) On 28 February 2001 35.31% of the controlled entity Milton Pharmaceuticals Pty Ltd was acquired by Biotech International Investments Ltd via a share issue by Agenix Limited (refer note 8(b)).

(d) On 29 June 2001, ACE R&D No. 1 Pty Ltd was acquired for $2 by Industrial Biosystems Pty Ltd.

(e) Pursuant to class order 98/1418 dated 5 May 1999, relief has been granted to all the above controlled entities of Agenix Limited except for Milton Pharmaceuticals Pty Ltd and Agen Inc. from the Corporations Law requirement for preparation, audit and publication of accounts.

Agenix Limited and the controlled entities subject to the Class order have entered into a Deed of Indemnity. The effect of the Deed is that Agenix Limited has guaranteed to pay any deficiency in the event of the winding up of the controlled entities and the controlled entities have guaranteed to pay any deficiency in the event of the winding up of Agenix Limited. Milton Pharmaceuticals Pty Ltd and Agen Inc. are not subject to the Deed of Indemnity.

The Closed Group includes all the controlled entities in the group as they are all 100% owned. Therefore, the results of the Closed Group are also the results of the Consolidated Group.

The following are the aggregate totals, for each category, relieved under the deed.

13. Controlled Entities (Cont'd)

	Parties To Deed Of Indemnity 2001	Parties To Deed Of Indemnity 2000
Financial information in relation to:		
(i) Statement of financial performance		
Profit from ordinary activities before income tax	3,579,066	23,662
Income tax (expense)/benefit relating to ordinary activities	168,952	1,121,971
Profit from ordinary activities after income tax expense	3,748,018	1,145,633
Total changes in equity other than those resulting from transactions with owners as owners	3,748,018	1,145,633
(ii) Accumulated Losses		
Accumulated losses at the beginning of the financial year	(6,698,060)	(7,843,693)
Profit from ordinary activities after income tax expense	3,748,018	1,145,633
Dividends provided for or paid	-	-
Accumulated losses at the end of the financial year	(2,950,042)	(6,698,060)
(iii) Statement of Financial Position		
Current Assets		
Cash assets	3,499,410	475,984
Receivables	6,637,271	4,023,906
Inventories	2,316,641	2,136,999
Other financial assets	942,213	1,216,757
Deferred tax assets	255,316	355,783
Other	138,160	73,490
Total Current Assets	13,789,011	8,282,919
Non Current Assets		
Receivables	608,559	-
Property, plant & equipment	5,612,657	5,839,951
Intangible assets	5,432,392	5,732,189
Other financial assets	8,474,126	2,329,754
Deferred tax assets	1,866,258	1,350,032
Other	921,851	341
Total Non-Current Assets	22,915,843	15,252,267
Total Assets	36,704,854	23,535,186

Notes To Financial Statements For the Year Ended 30 June 2001

13. Controlled Entities (Cont'd)

(iii) Statement of Financial Position (Cont'd)

	Parties To Deed Of Indemnity 2001	Parties To Deed Of Indemnity 2000
Current Liabilities		
Payables	2,038,089	1,910,460
Interest bearing liabilities	108,979	874,607
Provisions	377,983	334,568
Deferred tax liabilities	-	557,481
Total Current Liabilities	2,525,051	3,677,116
Non-Current Liabilities		
Payables	-	280,555
Interest - bearing liabilities	135,800	284,484
Provisions	332,909	263,711
Deferred tax liabilities	296,216	-
Total Non-Current Liabilities	764,925	828,750
Total Liabilities	3,289,976	4,505,866
Net Assets	33,414,878	19,029,320
Equity		
Contributed equity	36,364,920	25,727,380
Accumulated losses	(2,950,042)	(6,698,060)
	33,414,878	19,029,320

Notes To Financial Statements For the Year Ended 30 June 2001

14. Property Plant & Equipment

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Land, Buildings and Leasehold Improvements				
Freehold land at cost	928,091	928,091	-	-
Total land	928,091	928,091	-	-
Buildings at cost	1,940,721	1,902,702	-	-
Accumulated depreciation	(339,776)	(257,407)	-	-
	1,600,945	1,645,295	-	-
Buildings at deemed cost	920,000	920,000	-	-
Accumulated depreciation	(409,171)	(372,370)	-	-
	510,829	547,630	-	-
Total land and buildings - owned	3,039,865	3,121,016	-	-
Leasehold improvements at cost	2,953,387	2,882,846	-	-
Accumulated depreciation	(2,733,913)	(2,515,643)	-	-
	219,474	367,203	-	-
At deemed cost	2,492,276	2,492,276	-	-
Total leasehold improvements	2,711,750	2,859,479	-	-
Total land and building	5,751,615	5,980,495	-	-

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
14. Property, Plant & Equipment (Cont'd)				
Plant & Equipment				
At cost	6,662,419	6,187,372	97,022	81,384
Accumulated depreciation	(4,712,739)	(4,187,264)	(62,072)	(51,916)
	1,949,680	2,000,108	34,950	29,468
At deemed cost	76,934	76,934	-	-
Total plant and equipment	2,026,614	2,077,042	34,950	29,468
Furniture and Fittings				
At cost	694,820	574,925	50,292	49,376
Accumulated depreciation	(375,494)	(300,989)	(14,807)	(9,954)
Total furniture and fittings	319,326	273,936	35,485	39,422
Motor Vehicles				
At cost	9,883	9,883	-	-
Accumulated depreciation	(3,947)	(2,224)	-	-
Total motor vehicles	5,936	7,659	-	-
Leased plant and Equipment				
At cost	893,091	1,151,020	-	-
Accumulated depreciation	(385,347)	(305,620)	-	-
Total leased plant and equipment	507,744	845,400	-	-
Capital Works in Progress				
At cost	43,785	-	-	-
Total property, plant & equipment at cost	14,126,197	13,636,839	147,314	130,760
Accumulated depreciation	(8,551,216)	(7,569,147)	(76,879)	(61,870)
	5,574,981	6,067,692	70,435	68,890
At deemed cost	3,489,210	3,489,210	-	-
Accumulated depreciation	(409,171)	(372,370)	-	-
	3,080,039	3,116,840	-	-
Total property, plant and equipment	8,655,020	9,184,532	70,435	68,890

Notes To Financial Statements For the Year Ended 30 June 2001

14. Property, Plant & Equipment (Cont'd)

(a) Movements in the carrying Amounts

Movements in the carrying amounts for each class of property, plant & equipment between the beginning and the end of the current financial year.

	Freehold Land	Buildings	Leasehold Improvements	Plant & Equipment	Furniture & Fittings	Leased Plant & Equipment	Motor Vehicles	Capital Works in Progress	Total
Economic Entity									
Balance at the beginning of year	928,091	2,192,925	2,859,479	2,077,042	273,936	845,400	7,659	-	9,184,532
Additions	-	38,020	70,541	327,727	119,896	55,392	-	43,785	655,361
Disposals	-	-	-	(4,236)	-	(45,225)	-	-	(49,461)
Transfers	-	-	-	151,557	-	(151,557)	-	-	-
Depreciation Expenses	-	(119,171)	(218,270)	(525,476)	(74,506)	(196,266)	(1,723)	-	(1,135,412)
Carrying amount at the end year	928,091	2,111,774	2,711,750	2,026,614	319,326	507,744	5,936	43,785	8,655,020
Parent Entity									
Balance at the beginning of year	-	-	-	29,468	39,422	-	-	-	68,890
Additions	-	-	-	19,597	916	-	-	-	20,513
Disposals	-	-	-	(2,284)	-	-	-	-	(2,284)
Transfers	-	-	-	-	-	-	-	-	-
Depreciation Expenses	-	-	-	(11,831)	(4,853)	-	-	-	(16,684)
Carrying amount at the end of year	-	-	-	34,950	35,485	-	-	-	70,435

14. Property, Plant & Equipment (Cont'd)

Valuation of land and buildings:
The basis of valuations of land and buildings is fair market value based on existing use. The following valuations have been carried out:

(i) Land at 1602 Beaudesert Road Acacia Ridge QLD was independently valued at $210,000 in July 1999 (book value $170,996). The valuation, which has not been recognised, was carried out by Mr BA Hall, a fellow of the Australian Property Institute.

(ii) Land and Buildings at 11 Durbell St Acacia Ridge QLD were independently valued at $1,200,000 in July 1999 (book value $871,247). The valuation, which has not been recognised, was carried out by Mr BA Hall, a fellow of the Australian Property Institute.

(iii) In July 1998 the directors valued leasehold improvements owned by Agen Ltd at the date of acquisition at book value plus revaluation increment of $2,492,276.

(iv) *In July 2000 the directors valued the improvements to the laboratories at Belmont, WA at zero* (book value $200,227).

(v) On 9 May 2000, Brian Hall valued company's freehold land and buildings at Carole Park, QLD at $1,915,000 (book value $1,697,506). The directors believe no adjustment is required to the value carried in the books.

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Intangible assets				
Brand names at cost	9,236,782	5,995,934	-	-
Accumulated amortisation	(617,555)	(263,745)	-	-
	8,619,227	5,732,189	-	-
Licenses and registrations at valuation	1,625,273	1,625,273	-	-
Accumulated amortisation	(93,298)	(13,542)	-	-
	1,531,975	1,611,731	-	-
Goodwill at cost	551,803	-	-	-
Accumulated amortisation	(9,197)	-	-	-
	542,606	-	-	-
Total intangibles	10,693,808	7,343,920	-	-

In May 2000 the directors valued licences and registrations held by Milton Pharmaceuticals Pty Ltd at between $1,250,000 and $2,000,000.

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
16. Deferred Tax Assets				
Current				
Future income tax benefits	255,316	355,783	112,708	4,657
Non-Current				
Future income tax benefits	5,481,791	4,792,872	-	74,295
(a) The future income tax benefit is made up of the following estimated tax benefits:				
Tax losses	4,178,879	3,353,922	-	-
Timing differences	1,558,228	1,794,733	112,708	78,952
	5,737,107	5,148,655	112,708	78,952
17. Other Assets				
Current				
Prepayments	182,697	141,324	22,707	35,166
Non-Current				
Research & development capitalised	921,510	-	-	-
Other	341	341	-	-
	921,851	341	-	-
18. Payables				
Current				
Trade creditors and accruals	3,811,971	3,614,252	360,182	200,908
Non-Current				
Accruals	-	280,555	-	-
Current liabilities not effectively hedged:				
French franks	-	*36,319*	-	-
UK Pounds	*7,156*	*4,050*	-	-
US Dollars	*398,711*	*78,982*	-	-
Japanese Yen	*1,440,000*	-	-	-
Euro	*5,381*	-	-	-
Dem	*1,460*	-	-	-

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
19. Interest Bearing Liabilities				
Current				
Commercial bills of exchange (secured)	-	750,000	-	750,000
Lease liability (secured)	182,968	250,599	-	-
Bank loans (secured)	565,714	518,571	-	-
Bank overdraft (secured)	219,896	294,061	-	-
	968,578	1,813,231	-	750,000
Non-Current				
Lease liability (secured)	384,979	533,364	-	-
Bank loans secured (secured)	3,165,715	3,731,429	-	-
Wholly owned group controlled entities - (unsecured)	-	-	13,129,420	11,841,930
	3,550,694	4,264,793	13,129,420	11,841,930
Total secured liabilities	4,519,272	6,078,024	-	750,000

(a) The bank overdraft is secured by a mortgage over the assets and uncalled capital of Milton Pharmaceuticals Pty Ltd carrying the liability.

(b) The commercial bills of exchange are secured by mortgage debentures over all the assets and undertakings of each company in the economic entity excluding Milton Pharmaceuticals Pty Ltd as well as first mortgages over certain freehold properties owned by certain controlled entities.

(c) Lease liabilities are secured by charges over the leased assets to which they refer.

(d) The bank loans are secured by a mortgage over the assets and uncalled capital of Milton Pharmaceuticals Pty Ltd carrying the liability.

(e) The Milton Pharmaceutical Pty Ltd convenants within the bank borrowings requires the gearing ratio not to exceed 1.25:1.

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
20. Provisions				
Current				
Employee entitlements	502,543	469,390	2,446	6,473
Warranties	90,477	84,459	-	-
	593,020	553,849	2,446	6,473
Non-Current				
Employee entitlements	432,714	365,644	228	1,797
Total employee entitlements	1,025,734	919,493	2,674	8,270
21. Deferred Tax Liabilities				
CURRENT				
Current income tax	-	516,625	-	-
Deferred income tax	-	63,920	-	9,994
	-	580,545	-	9,994
Non-Current				
Deferred tax liability	296,216	-	5,899	-
22. Contributed Equity				
153,682,440 (2000: 117,861,285) full paid ordinary shares	36,364,920	25,727,380	36,364,920	25,727,380

Notes To Financial Statements For the Year Ended 30 June 2001

22. Contributed Equity (Cont'd)

	Shares	$
(a) Ordinary Shares		
At the beginning of the reporting period	117,861,285	25,727,380
Options exercised during the year	20,928,672	4,185,738
Transaction costs relating to options	-	(132,868)
Shares issued during the year		
- 9,000,000 on 21 February 2001	9,000,000	4,050,000
- 2,800,000 on 31 May 2001	2,800,000	1,260,000
- 2,392,387 on 14 June 2001	2,392,387	1,076,574
- 700,096 on 22 June 2001	700,096	315,043
Transaction costs relating to share issued	-	(116,947)
	153,682,440	36,364,920

On 21 February 2001, the company issued 9,000,000 shares at 45 cents each to raise capital.

On 31 May 2001, 14 June 2001, 22 June 2001 a total of 5,892,483 shares at 45 cents each was issued to acquire 35.31% of the controlled entity Milton Pharmaceuticals Pty Ltd.

	30/01/2000 20c Options	30/11/2001 40c Options	30/01/2003 55c Options	24/11/2004 40c Options
(b) Share Options				
At the beginning of the financial year	20,982,672	8,300,000	-	250,000
- lapsed during the year	-	-	-	-
- exercised during the year and converted to shares	(20,982,672)	-	-	-
- issued during the year	-	-	9,000,000	-
At the end of the financial year	-	8,300,000	9,000,000	250,000

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
23. Accumulated Losses				
Accumulated losses at the beginning of the financial year	(6,152,011)	(9,586,127)	(12,349,295)	(9,660,840)
Net profit/(loss) attributable to the members of the parent entity	4,172,063	3,434,116	1,217,733	(2,688,455)
Accumulated losses at the end of the financial year	(1,979,948)	(6,152,011)	(11,131,562)	(12,349,295)

24. Outside Equity Interest in Controlled Entities

	Economic Entity 2001 $	Economic Entity 2000 $
Outside equity interest comprises:		
Share capital	-	2,713,202
Reserves	-	873,029
Current borrowings	-	550,000
Non-current borrowings	-	8,553
Accumulated losses	-	(2,070,190)
	-	2,074,594

25. Capital and Leasing Commitments

	Economic Entity 2001 $	Economic Entity 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
(a) Finance Lease Commitments Payable				
- no longer than 1 year	271,065	279,515	-	-
- longer than 1 year but not longer than 2 years	301,673	264,643	-	-
- longer than 2 years but not longer than 5 years	74,312	351,978	-	-
Minimum lease payments	647,050	896,136	-	-
Less: Future finance charges	(79,103)	(112,173)	-	-
Total lease liability	567,947	783,963	-	-
The liability has been shown in the balance sheet as:				
Current liability	182,968	250,599	-	-
Non-current liability	384,979	533,364	-	-
	567,947	783,963	-	-

Notes To Financial Statements For the Year Ended 30 June 2001

	Economic Entity		Parent Entity	
	2001	2000	2001	2000
25. Capital and Leasing Commitments (Cont'd)	$	$	$	$
(b) Operating Lease Commitments Non-cancellable operating leases contracted for but not capitalised in the accounts Payable:				
- not longer than 1 year	150,316	234,791	-	32,839
- longer than 1 year but not longer than 2 years	75,390	214,578	-	34,481
- longer than 2 years but not longer than 5 years	30,384	117,434	-	69,961
	256,090	566,803	-	137,281

(c) Other commitments

According to the terms of the agreement with Phytoprotein Biotech Pte Ltd and subject to certain conditions, the parent entity is committed to advance by way of an interest bearing loan, S$250,000 to Phytoprotein Biotech Pte Ltd. This commitment expires 28 December 2001.

26. Contingent Liabilities

The details and estimated maximum amounts of contingent liabilities are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystalise and consequently no provisions are included in the accounts in respect of these matters.

In respect of controlled entities:

(a) The Biopulp Syndicate previously the subject of Note 31 in the year 2000 accounts, was terminated 29 June 2001 in accordance with the 2000 ruling by the ATO. There were no effects on the result of the group.

(b) An action has been brought in the Supreme Court of Western Australia (CIV 1719 of 1996) of Geneva Finance Ltd (Receiver & Manager appointed) against a controlled entity and Mr Russell John Hawkins, a former director of the controlled entity, for repayment of $300,000 that represented funds withdrawn from a deposit account with Geneva Finance Ltd in July 1990. The Directors believe, on the basis of information available and legal opinion, that the claim is misconceived, unsupported by the evidence and has no prospect of success. The controlled entity has denied liability for the amount claimed and will vigorously defend the action.

The controlled entity has agreed to indemnify Mr Hawkins against any cost or liability arising from his former role as a director of Geneva Finance Ltd, Geneva Securities Ltd or First Western Group Ltd arising from the action.

(c) An action has been brought in the Supreme Court of Western Australia (CIV 1876 of 1996) by Geneva Finance Ltd (Receiver and Manager appointed) against Mr Russell J Hawkins, a former director of a controlled entity, in his capacity as a director of First Western Group Ltd. A controlled entity has agreed to indemnify Mr Hawkins in respect of legal costs incurred by Mr Hawkins in defending the action where judgement is given in his favour.

Notes To Financial Statements For the Year Ended 30 June 2001

27. Statement of Operations by Segments

	2001	2000
	$	$
(i) Medical diagnostics		
- sales to customers outside the economic entity	16,804,800	14,523,158
- segment result	5,434,554	3,023,307
- segment asset	13,036,316	11,548,456
(ii) Pharmaceuticals		
- sales to customers outside the economic entity	11,709,087	11,238,020
- segment result	266,018	358,419
- segment asset	15,525,367	11,958,825
(iii) Molecular biology		
- sales to customers outside the economic entity	391,773	397,729
- segment result	115,051	88,924
- segment asset	122,588	124,231
(iv) Research & Development		
- sales to customers outside the economic entity	-	-
- segment result	-	(544,164)
- segment asset	581,105	807,158
Total sales to customers outside the economic entity, all segments	28,905,660	26,158,907
Unallocated revenue	500,894	1,068,579
Economic entity total revenue	29,406,554	27,227,486
Total results, all segments	5,815,623	2,926,486
Unallocated expenses	(1,979,736)	(2,544,405)
Economic entity operating profit/(loss)	3,835,887	382,081
Total assets, all segments	29,265,676	24,438,670
Unallocated assets	14,772,489	8,684,160
Economic entity assets	44,038,165	33,122,830

The above industry segments derive revenue from the following products and operations:

(i) Medical diagnostics
Development, manufacture and sale of human and veterinary diagnostic tests.

(ii) Pharmaceuticals
Manufacture and sale of pharmaceutical products.

(iii) Molecular biology
Manufacture and sale of biomedical products.

All operations are conducted within Australia.

Notes To Financial Statements For the Year Ended 30 June 2001

28. Superannuation Commitments

All employees are entitled immediately upon joining employer companies within the economic entity to superannuation benefits and death and permanent and total disablement insurance benefits.

Superannuation contributions of 8% of employee wages and salaries are legally enforceable in Australia. The commitment to contribute exists only as long as the employment of these persons continues.

The superannuation funds to which the economic entity contributes are accumulation funds and benefits are paid in accordance with employee balances in the funds. At balance date, the assets of the funds were sufficient to satisfy all benefits that would have vested under the plans in the event of termination of the plans, and voluntary or compulsory termination of each employee.

29. Events Subsequent to Reporting Date

(a) Appointment of GTH Capital, the issue of 500,000 shares on execution of the Agreement.

(b) The group is in the process of changing bankers. The move was initiated by the company which was successful in negotiating an increase in the size of facility to $7,280,000 by entering into a similar security arrangement to that previously operative. Contracts are in Agenix's possession and will be exercised once they have been signed by both parties.

(c) Prior to year end shareholders approved the introduction of an Employee Option Plan. The first tranche of 4,531,000 options, exercisable at 33 cents, were issued to employees in July 2001. These options expire on 20 July 2007. Unless under special circumstances, these options only vest to the employee upon completion of a further 2 years of employment.

(d) Biotech Pharmaceuticals Pty Ltd entered into a sale and leaseback arrangement over 2,050 square meters of warehouse space. The initial terms of the lease is 10 years with an option for a further 5 years. In August 2001 the Board of Agenix Limited authorised the company to enter into a guarantee agreement with the lessor Graystone Developments Pty Ltd.

30. Related Party Transactions/ Interests

(a) Transactions between related parties are on normal commercial terms and conditions no more favorable than those available to other parties unless otherwise stated. During the financial year, the economic entity received advisory services from Transocean Securities for an amount of $31,330 (2000 $Nil).

	2001	2000
(b) Share Transactions of Directors		
Directors' interest in the capital of the parent entity		
Ordinary fully paid shares	6,450,000	4,131,417
30/11/2000 options over ordinary shares	-	660,667
30/11/2001 options over ordinary shares	-	7,400,000

(c) Agenix Limited is the parent entity of the economic entity.

Notes To Financial Statements For the Year Ended 30 June 2001

31. Interest in Business Undertakings

Biopulp Research and Development Syndicate
On 30 June 1992, Agenix Limited and controlled entities Industrial Biosystems Pty Limited (IBS), Biopulp Research and Development Pty Limited and Biotech International Investments Limited entered into agreements to jointly develop and commercialise certain core technology made available by IBS to the joint venture. The syndicate was terminated on 29 June 2001 in accordance with the prescribed mechanism as contemplated in the original agreements in 1992. There have been no adverse financial effects on any group entity as a result of termination of the Syndicate.

32. Financial Instruments

(a) Financial Instruments

(i) Derivative Financial Instruments

Derivative financial instruments are used by the economic entity to hedge exposure to exchange risk associated with foreign currency transactions.

The derivative financial instruments used by the entity are not recognsied in the financial statements. Transactions for hedging purposes are undertaken without the use of collateral as only reputable institutions with sound financial positions are dealt with.

(ii) Unrecognised Financial Instruments

(a) Forward Exchange Contracts

The economic entity enters into forward exchange to buy and sell specified amounts of foreign currencies in the future at stipulated exchange rates. The objective in entering into the forward exchange contracts is to protect the economic entity against unfavourable exchange rate movements for both the contracted and anticipated future sales and purchases undertaken in foreign currencies. The accounting policy in regard to forward exchange contracts is detailed in Note 1(i). At balance date, the details of outstanding forward exchange contract are:

	Buy Australian Dollars Sell United States Dollars		Average Exchange Rate	
	2001	2000	2001	2000
Settlement				
0 - 6 months	-	4,233,929	-	0.5857
6 - 12 months	-	3,465,887	-	0.5713

As these contracts are hedging anticipated future sales, any unrealised gains and losses on the contracts have been deferred and will be recognised in the measurement of the underlying transaction. Foreign exchange gains/(losses) are disclosed in note 3.

(b) Interest Rate Risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted interest rates on classes of financial assets and financial liabilities is as follows:

Notes To Financial Statements For the Year Ended 30 June 2001

32. Financial Instruments (Cont'd)

	Floating Interest Rate		Within One Year		1 to 5 years		Non Interest Bearing		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Financial Assets										
Cash and deposits	3,436,611	413,691	61,681	61,681	-	-	1,618	1,113	3,499,910	476,485
Receivables	-	-	-	-	-	-	8,268,878	4,830,974	8,268,878	4,830,974
Investments	-	-	-	-	-	-	1,819,635	1,958,802	1,819,635	1,958,802
R&D syndicate	-	-	-	-	-	-	-	-	-	-
Total financial assets	3,436,611	413,691	61,681	61,681	-	-	10,090,131	6,790,889	13,588,423	7,226,261
Weighed average interest rate	5.79%	5.10%	4.73%	5.75%						
Financial Liabilities										
Bills of exchange and promissory notes	-	-	-	750,000	-	-	-	-	-	750,000
Bank interest & loans	3,951,325	4,544,061	-	-	-	-	-	-	3,951,325	4,544,061
Trade and sundry creditors	-	-	-	-	-	-	3,811,971	3,894,807	3,811,971	3,894,807
Lease liabilities	-	-	182,968	250,599	384,979	533,364	-	-	567,947	783,963
Total financial liabilities	3,951,325	4,544,061	182,968	1,000,599	384,979	533,364	3,811,971	3,894,807	8,331,243	9,972,831
Weighted average interest rate	7.03%	5.45%	7.78%	8.02%	8.25%	8.97%				

Notes To Financial Statements For the Year Ended 30 June 2001

32. Financial Instruments (Cont'd)

(c) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets in the carrying amount, net of any provisions for doubtful debts of those assets as disclosed in the statement of financial position notes to the financial statements. Credit risk for derivative financial instruments arises from the potential failure by counterparties to the contract to meet their obligations. The credit risk exposure to forward exchange contracts is the net fair value of these contracts as disclosed in (d). The economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

(d) Net Fair Value

The net fair values of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred. For unlisted investments where there is not an organised financial market the net fair value has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment. For other assets and liabilities the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments. Financial assets where the carrying amount exceeds net fair values have not been written down as the economic entity intends to hold these assets to maturity. Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date approximated their carrying value.

(e) Terms, conditions and accounting policies for financial assets and liabilities not stated elsewhere in the notes to the financial statements.

Trade Debtors

Trade debtors are carried at nominal amounts due less any provisions for doubtful debts. A provision for doubtful debt is recognised when collection of the full nominal amount is no longer probable.

Trade Creditors and Accruals

Liabilities are recognised for amounts to be paid in the future for goods and services received whether or not billed to the economic entity.

Additional Information

The following additional information is required by the Australian Stock Exchange and was the status on 20 September 2001.

Shareholding

(a) Distribution of ordinary shareholders and option holders:

Category (Size of Holding)	Number of Ordinary Shareholders	Number of Option Holders 40 Cents Expiry 30/11/2001	Number of Option Holders 55 Cents Expiry 30/01/2003	Number of Option Holders 40 Cents Expiry 24/11/2004	Number of Employee Option Holders 33 Cents Expiry 20/07/2007
1 - 1,000	179	-	-	-	-
1,001 - 5,000	1,667	-	-	-	2
5,001 - 10,000	1,184	-	-	-	108
10,000 - 100,000	1,588	-	-	-	29
100,001 and over	166	5	2	1	6
Options on issue		8,300,000	9,000,000	250,000	4,531,000

(b) The ordinary share capital of Agenix Limited as at 20 September 2001comprises 154,182,440 fully paid shares.

(c) The number of shareholders holding less than marketable parcels is 403.

(d) 20 largest shareholders – fully paid ordinary shares.

Shareholder	Number of Ordinary Shares	% of Issued Ordinary Shares
1. National Nominees Limited	12,062,563	7.82
2. Mr Richard Tan	7,046,132	4.57
3. Mr Frederick John Lauritz	5,600,000	3.63
4. Perpetual Trustee Company Limited	4,054,240	2.63
5. Asiaeagle International Ltd	3,950,000	2.56
6. C M Abbott Pty Ltd	2,700,000	1.75
7. Deutsche Morgan Grenfell & Partners Nominees Pte Ltd	2,410,000	1.56
8. Corcarr Nominees Pty Ltd	2,240,000	1.45
9. ANZ Nominees Limited	1,830,464	1.19
10. Hemisphere Trustees Limited	1,521,000	0.99
11. F H Nominees Pty Ltd	1,410,998	0.92
12. Heanda Pty Limited	1,381,516	0.90
13. Westpac Custodian Nominees Limited	1,215,960	0.79
14. Crocards Pty Ltd	1,150,000	0.75
15. Jenell Nominees Pty Ltd	1,123,118	0.73
16. Tarooba Nominees Pty Ltd	1,100,000	0.71
17. Fitel Nominees Limited	1,066,243	0.69
18. W H Management Services Pty Ltd	1,000,000	0.65
19. Mr Colin Sim	935,000	0.61
20. Lorenson Pty Ltd	924,000	0.59
	54,721,234	**35.49**

(e) National Nominees Limited were the only substantial shareholder with 12,062,563 fully paid ordinary shares (ie 7.82%) in the Agenix Limited register as at 13 September 2001.

(f) Voting Rights
No restrictions. On a show of hands every member or proxy present shall be entitled to one vote unless a poll is called in which case every share shall have one vote.

(g) Stock Exchange Listing
Quotation has been granted for all the ordinary shares of Agenix Limited on all Member Exchanges of the Australian Stock Exchange Limited.

(h) Directors' Interest in Equity
The interests of each Director in the share capital of Agenix Limited as disclosed by the register of Director's shareholdings.

	Beneficially Held		Non Beneficially Held
Name	Ordinary Shares	Options 33 Cents Expiry 20/07/2007	Ordinary Shares
R Govindan	-	300,000	3,950,000
M Carnegie	-	75,000	-
K Woodthorpe	-	75,000	-
FF Wong	2,500,000	-	-

Corporate Governance Statements

The Board of Directors of Agenix Limited is responsible for the corporate governance of the economic entity. The board guides and monitors the business affairs of Agenix Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. In considering the issue of corporate governance the board is cognisant of the fact that the Board consists presently of only four members.

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines: The Board should comprise directors with an appropriate range of qualifications and expertise; and The Board shall meet as frequently as deemed necessary and follow meeting guidelines to ensure all directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

The Directors in office as at the date of this statement are:

Name	Position
Ravindran Govindan	Executive Chairman
Mark Carnegie	Non-executive Director
Katherine Woodthorpe	Non-executive Director
Wong Fong Fui	Non-executive Director

Committees

The remuneration and terms and conditions for the Chief Executive Officer and other Senior Executives are reviewed and approved by a remuneration committee comprising the Executive Chairman and a Non-executive Director of the economic entity.

The Board has not established additional committees because it considered that the size of the Board renders this impractical and the full Board considers in detail all of the matters for which Directors are responsible, including recommendations of the remuneration committee. Although there is no Audit Committee, formal meetings are held at which the findings of the half year review and year end audit conducted by the external auditor are tabled for review and consideration. Any significant matters are addressed at this time.

Board Responsibilities

As the Board acts on behalf of shareholders and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders as well as regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

Monitoring of the Board's Performance and communication to shareholders.

In order to ensure the Board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Executive Chairman.

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to the shareholders through:

- Announcements made to the Australian Stock Exchange Limited, under continuous disclosure requirements of the listing rules;
- Shareholder newsletters;
- Postings to the company's internet web site; **www.agenix.net**
- The Annual Report which is distributed to all shareholders;
- The half-yearly Report circulated to the Australian Stock Exchange Limited and the Australian Securities Investment Commission; and
- The annual general meeting and other meetings called to obtain approval of Board action as appropriate.

Corporate Data

Board of Directors

Ravindran Govindan
Executive Chairman

Mark Carnegie
Non-Executive Director

Katherine Woodthorpe
Non-Executive Director

FF Wong (Fong Fui Wong)
Non-Executive Director

Company Secretary

Jeff Carter

Registered Office

Level 9 123 Epping Road
NORTH RYDE
New South Wales 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Email : mail@agenix.net
Website : www.agenix.net

Share Registry

Computershare Registry Services Pty Ltd
Level 27, 345 Queen Street
BRISBANE
Queensland 4000
Tel : (617) 3237 2173
Fax : (617) 3229 9860

Auditors

Hall Chadwick
Level 41, Bankwest Tower
108 St George's Terrace
PERTH Western Australia 6000

Bankers

Westpac Business Banking
Middle Markets
Level 7, 60 Carrington Street
Sydney New South Wales 2000

AGEN Limited

11 Durbell Street
ACACIA RIDGE
Queensland 4110
Tel : (617) 3370 6300
Fax : (617) 3370 6370
Email : mail@agen.com.au
Website : www.agen.com.au

Milton Pharmaceuticals Pty Ltd

100 Antimony Street
CAROLE PARK
Queensland 4300
Tel : (617) 3271 9600
Fax : (617) 3271 1315
Email : biotech@bit.net.au
Website : www.miltonpharma.com

Industrial BioSystems Pty Ltd

14A Brennan Way
BELMONT
Western Australia 6104
Tel : (618) 9479 5378
Fax : (618) 9479 5396
Email: ibs@agenix.net

PhytoProtein Biotech Pte Ltd

51 Science Park Road
#04-14 The Aries
Science Park 2
Singapore 117586
Tel : (65) 873 7017
Fax : (65) 873 7959
Email : info@PhytoProtein.com
Website : www.phytoprotein.com